FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes .. . . . . . . No . . .X. . . .

Abbey

2004 Quarter Three Trading Statement

This statement provides a summary of business and financial trends up to 30 September 2004, and is released ahead of a conference call with analysts at 8:30 this morning (UK time).

Unless otherwise stated, earnings trends referred to in the statement relate to the 3 months to 30 September 2004, compared with a pro-rata equivalent of first half 2004 (e.g. Personal Financial Services (PFS) trading profit before tax of £468 million divided by two, referred to in this statement as the "first half run-rate"). New business flows in the third quarter will be compared to the second quarter.

Summary

"Following shareholder votes in favour of the recommended acquisition by Santander, we remain on course to complete the transaction on 12 November.

We are continuing with our plans to revitalise Abbey's PFS business and, with the resources and expertise of the Santander Group once the acquisition is completed, we aim to accelerate the next phase of the transformation. We are pleased that Grupo Santander were able to announce last week their intention to appoint Francisco Gómez-Roldán as Chief Executive of Abbey on 15 November 2004 subject to completion of the acquisition of Abbey by Santander. He brings with him a wealth of experience in retail bank management, strong international experience, and a deep knowledge of Grupo Santander that will help make the transition smoother and quicker.

We believe that the combination with Santander will be good for shareholders, customers and our people - and will facilitate our plans to reinstate Abbey as a leading force and a real alternative in the UK PFS market."

Luqman Arnold, CEO

At the interim results, we highlighted short-term disruption from our transformation programme. This has been compounded by the well-publicised distraction and uncertainty resulting from the takeover process, which has restricted progress in recent months. Nonetheless, a speedy conclusion to the transaction has avoided a marked deterioration at this time, and this is evidenced by third quarter results broadly consistent with second quarter trends. In addition, we continue to see improvements in service standards and certain lead indicators tracking customer perceptions and satisfaction.

Financial highlights from today's statement include:

  statutory profit before tax for the third quarter at a Group level running ahead of the first half run-rate, reflecting improved PFS results combined with an increased profit before tax from the Portfolio Business Unit (PBU); and
  a further 14% reduction in PBU assets since June 2004 to £7.1 billion.

Transformation

The third quarter has seen further progress including embedding new customer relationship management software into sales channels, upgrading IT equipment in branches and call centres, and we are now nearing completion of branch fascia rebranding work.

In addition, there continues to be early positive signs that our customers are enjoying an improved all round experience. Highlights include;

  an improvement in our overall customer satisfaction rating, further extending our favourable position relative to the average of our main competitors;
  sustaining a top two position for mortgage consideration, in contrast to 4th in the first quarter;
  Abbey being ranked first for each month in the last quarter in Presswatch Financial Products, which analyses press coverage given to named company products in the personal finance sector, compared with an average of 45th in the first quarter;
  launching our new Fixed Rate Monthly Saver account offering a market leading interest rate; and
  service levels in the majority of our telephone centres above, or improving towards, targeted levels.

In relation to the FSA's new mortgage regulations (N3), our plans are well underway and we will be ready to offer mortgages that comply with the new regulations by the deadline of 31 October 2004. The necessary changes to IT systems went live successfully at the weekend (23/24 October 2004). We are temporarily offering a slightly reduced range of mortgages, but are continuing to sell those that account for the vast majority of new business. The remainder of the product range will be reintroduced in the near future, and we are well on track for the FSA's new general insurance regulations, which come into force on 14 January 2005.

Personal Financial Services - Financial Update

PFS trading profit before tax for the 3 months to the end of September 2004 was ahead of the first half run-rate.

By profit & loss line, the main highlights include:

  an improvement in trading income, with lower net interest income offset by higher non- interest income;
  the reduction in the PFS Banking spread in the second half, excluding the impact of the sale of certain asset finance businesses, has slowed, but less sharply than previously expected. This is largely due to a further reduction in redemption fee income, combined with weaker than expected liability spreads;
  higher Banking and Savings non-interest income, resulting from increased bank account and mortgage fee income, with the latter driven by a move to more fee-based new lending. Banking and Savings is also benefiting from a release of unused mortgage reassurance reserves reflecting the high quality of the lending exposures;
  Investment and Protection trading income broadly in line with the first half run-rate, including offsetting variances in the life businesses from positive changes to long-term with-profit lapse assumptions and the impact of the with profit funds recapitalisation announced in July;
  significantly higher trading income in Abbey Financial Markets, continuing to benefit from a favourable trading environment and certain "one-off" risk management trades;
  General Insurance trading income slightly ahead of the first half run-rate;
  Group Infrastructure trading income below the first half run-rate, reflecting increased net interest expense as interest rate hedges run-off;
  trading costs running at levels slightly ahead of the first half run-rate, but consistent with the target of keeping trading costs broadly flat for the year as a whole;
  total trading provisions running slightly ahead of the first half run-rate, reflecting strong mortgage credit quality partly offset by increased provisions in relation to cahoot unsecured lending; and
  overall strong credit quality, with mortgage arrears and properties in possession relatively unchanged.
Mortgage credit quality	September 2004	June 2004
3 month+ mortgage arrears (cases)	7,000	6,900
3 month+ mortgage arrears as a % of total cases	0.52%	0.51%
Properties in Possession (cases)	270	262
New Business:
- % First Time Buyers	18%	19%
- Loan-to-value > 90%	8%	8%
- Average LTV (on new business)	55%	58%

PFS non-trading items in aggregate were below the first half run-rate, and largely relate to re-organisation costs, including implementation expenses in relation to the cost programme and expenses in relation to various mandatory regulatory and accounting change programmes. We expect that costs associated with the Santander acquisition will feature more strongly in the fourth quarter.

Personal Financial Services - New Business update

	3 months to	3 months to
	Sep 2004	Jun 2004
Banking and Savings

Gross mortgage lending	£6.4bn	£6.3bn
Capital repayments	£6.0bn	£5.2bn
Net mortgage lending	£0.4bn	£1.1bn

Total net deposit flows	£1.2bn	£0.2bn

Bank account openings	104,000	92,000
Gross unsecured personal loan lending	£0.5bn	£0.4bn
Credit card openings	60,000	49,000

Investment Sales

Investment - annualised equivalent	£28m	£32m

Insurance Sales

Protection - annualised equivalent	£22m	£25m
General Insurance new policy sales	94,000	95,000

New business highlights for the 3 months to September included:

  gross mortgage lending of £6.4 billion in line with the second quarter result, with an estimated year to date gross mortgage lending share of 8.6% compared to 9.0% as at June. Difficulties noted in the second quarter had an adverse impact on the pipeline of business carried forward to completion into the period, particularly remortgage business through the intermediary channel. However, actions taken to reverse this impact are beginning to improve the outlook, with Abbey's estimated share of approvals in the third quarter up 1.5% on performance in the previous period, and our share of more profitable segments such as first time buyer and home mover have remained robust;
  improvements in mortgage new business margins reported in the first half were sustained in the third quarter, reflecting a continued focus on removing unprofitable elements of the range and placing greater emphasis on higher margin products with better retention characteristics;
  lower net lending in absolute terms and as a share of the market (estimated year to date net mortgage lending share of 4.4% compared with 6.1% as at June), also attributable to increased levels of capital repayments (though still below stock share for the year to date), reflecting maturities from 2 year incentive business written in 2002 which are expected to continue into early 2005;
  the acceleration of the turnaround in deposit flows evident in the second quarter of 2004, with a third quarter inflow of £1.2 billion. The focus on profitable branch-based deposits has continued to deliver positive results, with inflows into accounts such as Flexible Saver broadly offsetting attrition from low-rate back book accounts. The newly launched Fixed Rate Monthly Saver account is attracting positive comment and will have a positive impact on flows going forward. cahoot made a strong contribution to deposit inflows, following the launch of its competitively priced new savings account;
  bank account openings 13% higher than the previous period, with an increase in youth account openings leading to a growth in the stock of accounts;
  tactical product repricing in certain channels which contributed to an increase in gross unsecured loan new business in the quarter;
  a strong performance and pipeline for the Complete Retirement Plan offering, offset by reduced sales of ISA and unit trusts; and
  insurance sales running below the second quarter. A decline in protection new business has been offset by an improvement in margins. General insurance sales were slightly lower during the period, in part reflecting exit from travel insurance and reduced marketing of motor policy sales.

Portfolio Business Unit

	September 2004 Assets £ bn	June 2004 Assets £ bn

Debt securities	-	0.5
Loan portfolio	0.6	0.9
Leasing businesses	3.9	4.1
Private equity	-	-
Other	-	-
Wholesale Banking exit portfolios	4.5	5.5

First National	1.1	1.3
European Banking and other	1.5	1.5
Total PBU assets (1)	7.1	8.3

(1) Excludes the net assets of the international life assurance businesses.

PBU assets have been reduced by 14% since the interims, and 42% since the year-end. In the third quarter the sale of the remaining high yield debt securities portfolio was completed, and substantially all remaining exposures to project finance also sold. The reduction in the aircraft leasing portfolio has also continued, with 6 aircraft sold in the third quarter, and the sale of a further 7 of the remaining 21 aircraft now well progressed.

Proceeds on asset sales in the third quarter were at levels better than previously provided for in aggregate. As a result, the PBU reported a profit comfortably in excess of the first half run-rate. A significant proportion of the remaining loan and European Banking assets are now well progressed in terms of sale process, which should result in a further notable asset reduction in the fourth quarter.

Contacts

Thomas Coops (Communications Director) 020 7756 5536

Jon Burgess (Head of Investor Relations) 020 7756 4182

Christina Mills (Media Relations) 020 7756 4212

For more information contact: investor@abbey.com.

A playback facility of the conference call will be accessible from mid afternoon on + 44 (0) 207 081 9440 (please then input Account Number 266092 and Recording Number 419329). This facility will be available until close of business on 29 October 2004.

An audio replay of the call will also be available from the afternoon of the 27 October 2004 by logging on to the Abbey website (http://www.aboutabbey.com/).

Important notice

This announcement should be read in conjunction with the Interim Results release for the period ended June 30th 2004, released on July 26th 2004.

This document contains certain "forward-looking statements" with respect to certain of Abbey National plc's ('Abbey') plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Abbey control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey and its affiliates operate. As a result, Abbey's actual future financial condition, performance and results may differ mat erially from the plans, goals, and expectations set forth in Abbey's forward-looking statements.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 27 October 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations